


SEC MAIL
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SECTION

SEC 07003786 ISSION
Washington, D.C. 20549

BD 3/12

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan B. Rutberg 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg & Company, LLC and Subsidiary, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Member

Title



Notary Public


JOHN N. MINJIRAS
Commission # 1399027
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Francisco } ss.

On 02/26/2007, before me, John Minjiras, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Bryan B. Rotberg,
Name(s) of Signer(s)

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.


JOHN N. MINJIRAS
Commission # 1399027
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2007

Place Notary Seal Above

WITNESS my hand and official seal.

John Minjiras
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______


RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______


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SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION

RUTBERG & COMPANY, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005
With
Report of Independent Auditors



Rowbotham
& COMPANY LLP

TABLE OF CONTENTS


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


POLARIS™
INTERNATIONAL

Report of Independent Auditors

To the Members:

We have audited the accompanying consolidated statements of financial condition of Rutberg & Company, LLC and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rutberg & Company, LLC and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Rutberg & Company, LLC and Subsidiary changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123(R) on January 1, 2006.

Rowbotham & Company LLP

San Francisco, California
February 16, 2007

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Oath of Corporate Officer
December 31, 2006

I affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.



Bryan B. Rutberg
Rutberg & Company, LLC

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Consolidated Statements of Financial Condition

As of December 31, 2006 and 2005

Assets

	2006	2005
Cash and cash equivalent	$866,966	$450,862
Accounts receivable	61,699	122,468
Prepaid expenses and other assets	22,142	15,954
Furniture and equipment, net	46,755	38,685
Total assets	$997,562	$627,969

Liabilities and Members' Equity

	2006	2005
Lines of credit	$ 8,624	$ 11,183
Accounts payable and accrued expenses	794,445	60,346
Deferred revenue	---	13,042
Capital lease obligations	15,103	23,582
Loan from member	---	100,000
Total liabilities	818,172	208,153
Members' equity	179,390	419,816
Total liabilities and members' equity	$997,562	$627,969

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Investment banking fees	$3,699,359	$3,031,341
Wireless conferences	2,081,610	1,143,332
Other	324,327	---
Information services	13,042	98,551
Interest income	38,318	17,793
Total revenues	6,156,656	4,291,017
Expenses:		
Compensation	4,357,260	2,633,773
Marketing and business development	1,037,291	1,033,699
Professional fees	452,569	170,412
Rent	100,032	131,187
Other operating expenses	350,208	212,390
Depreciation and amortization expense	27,634	20,353
Interest expense	21,411	13,206
Total expenses	6,346,405	4,215,020
Net income (loss) before provision for income taxes	(189,749)	75,997
Provision for income taxes	12,590	6,800
Net income (loss)	$ (202,339)	$ 69,197

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2006 and 2005

	Members' Equity							
	Class A		Class B		Class C		Accumulated	
	Units	Amount	Units	Amount	Units	Amount	Deficit	Total
Balance at January 1, 2005	420,000	$262,500	7,426,000	$---	2,760,000	$1,665,000	$(1,185,154)	$ 742,346
Issuance of Class B units	---	---	1,833,861	---	---	---	---	---
Issuance of Class C units	---	---	---	---	62,176	38,860	---	38,860
Distributions to Class C members	---	---	---	---	---	(90,587)	---	(90,587)
Distributions to Class C members	---	---	---	---	---	(340,000)	---	(340,000)
Net income	---	---	---	---	---	---	69,197	69,197
Balance at December 31, 2005	420,000	262,500	9,259,861	---	2,822,176	1,273,273	(1,115,957)	419,816
Issuance of Class C units	---	---	---	---	9,000	19,980	---	19,980
Distributions to Class C members	---	---	---	---	---	(58,067)	---	(58,067)
Net loss	---	---	---	---	---	---	(202,339)	(202,339)
Balance at December 31, 2006	420,000	$262,500	9,259,861	$---	2,831,176	$1,235,186	$(1,318,296)	$ 179,390

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$(202,339)	$ 69,197
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	27,634	20,353
Change in operating assets and liabilities:		
Accounts receivable	60,769	(79,539)
Prepaid expenses and other assets	(6,188)	2,483
Accounts payable and accrued expenses	734,099	8,412
Deferred revenue	(13,042)	(59,465)
Net cash provided by (used in) operating activities	600,933	(38,559)
Cash flow from investing activities:		
Purchase of furniture and equipment	(35,704)	---
Net cash used in investing activities	(35,704)	---
Cash flows from financing activities:		
Proceeds from issuance of Class C units	19,980	38,860
Distributions to Class C members	(58,067)	(430,587)
Loan from member	(100,000)	---
Repayment of capital lease obligations	(8,479)	(5,784)
Borrowing from (repayment of) line of credit, net	(2,559)	3,645
Net cash used in financing activities	(149,125)	(393,866)
Net increase (decrease) in cash	416,104	(432,425)
Cash:		
At the beginning of the year	450,862	883,287
At the end of the year	$ 866,966	$ 450,862

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

General - Rutberg & Company, LLC and the Subsidiary (the "Company") consists of Rutberg & Company, LLC ("Rutberg") and its wholly-owned subsidiary, Rutberg Information Services, LLC ("RIS"). Both entities are Delaware limited liability companies and shall continue indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved Rutberg's membership. Rutberg is a research-driven investment company focused primarily on raising private equity capital for and providing merger-and-acquisition services to leading emerging growth companies. Rutberg is currently focused on the wireless technology sector. RIS provides information on companies in the wireless technology sector on a contracted basis.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation - The consolidated financial statements include the financial statements of Rutberg and RIS. All significant transactions and balances between the Rutberg and RIS have been eliminated in consolidation.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of assets and liabilities, excluding capital lease obligations and loan from member, approximate fair value due to the short maturities of these instruments. The carrying fair value capital lease obligations and loan from member approximate fair value, as interest is tied to or approximates market rate.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original matures of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivables and holdings of cash.

The Company's credit risk is managed by investing its cash in high-quality money market instruments. The Company had cash in excess of federally insured limits of $766,966 at December 31, 2006.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had three customers that comprise 43%, 28%, and 11% of total accounts receivable at December 31, 2006.

The Company had three customers that comprise 43%, 26%, and 15% of total accounts receivable at December 31, 2005.

The Company had three customers that comprise 13%, 10%, and 8% of total revenues for the year ended December 31, 2006.

The Company had three customers that comprise 19%, 15%, and 12% of total revenues for the year ended December 31, 2005.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 years. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company evaluates its long-lived assets for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the future net undiscounted cash flows, which the assets are expected to generate. Should an impairment exist, the impairment would be measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset. There have been no such impairments of long-lived assets through December 31, 2006.

Revenue Recognition - The Company's revenues for investment banking fees and wireless conferences are recognized when earned. Subscription revenue related to information services is recognized ratably over the contractual period. Payments for information services are generally made in advance and are non-refundable. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - Rutberg and RIS file a combined federal and state income tax returns. Rutberg and RIS are treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenues.

Comprehensive Loss - For all periods presented, there were no differences between net loss and comprehensive loss.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2006 and 2005

Stock-Based Compensation - Prior to January 1, 2006, the Company accounted for stock-based compensation awards to employees using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock issued to Employees." The application of APB Opinion No. 25 did not result in compensation expense because the exercise price of the stock-based awards was equal to the fair market value of the stock at the grant date.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) replaces SFAS No. 123 and superseded APB No. 25 and related interpretations. Under SFAS No. 123(R), the Company must measure the fair value of all stock-based awards to employees, including stock options, on the date of grant and amortize the fair value of these awards to compensation expense over the service period. The Company elected the prospective application method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards outstanding as of the effective date that are substantially modified. For stock-based awards granted on or after January 1, 2006, the Company will recognize stock-based compensation expense on the straight-line basis over the requisite service period, which is generally the vesting period. Prior to the adoption of SFAS No. 123(R), the Company applied the minimum value method to the value of the stock-based awards in accordance with SFAS No. 123. Under the prospective application method prescribed in SFAS No. 123(R), estimated compensation expense for stock-based awards that were valued using the minimum value method and were outstanding and unvested as of January 1, 2006 should not be recognized as compensation expense. The Company will continue to report these amounts under the disclosure-only provisions of SFAS No. 123.

Had compensation cost for the Company's stock option plan been determined based on the fair market value at the grant dates for stock options granted consistent with the provision of SFAS 123, the expense for the years ended December 31, 2005, net of the related tax effect, would not have been material.

The adoption of SFAS No. 123(R) did not have a material effect on our financial position and results from operations.

2. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2006 and 2005:

	2006	2005
Furniture	$ 55,729	$ 30,128
Computer software	6,147	6,147
Equipment	21,946	11,843
Equipment under capital leases	30,056	30,056
Total furniture and equipment	113,878	78,174
Less accumulated depreciation	(49,389)	(31,774)
Less accumulated amortization on equipment under capital lease	(17,734)	(7,715)
	$ 46,755	$ 38,685

Depreciation and amortization expense was $27,634 and $20,353 for the years ended December 31, 2006 and 2005.

3. Lines of Credit

The Company has a $15,000 revolving line of credit, credit card, with a bank. This revolving line of credit is secured by the cash on deposit with the bank. The $15,000 cash on deposit is recorded in other assets at December 31, 2006. Interest of 18.15% is charged on balances carried into the next billing cycle. The Company's balance due of $0 and $11,183 at December 31, 2006 and 2005 consists of current charges not subject to interest.

The Company has a $10,000 revolving line of credit, credit card, with a company. The $10,000 revolving line of credit is unsecured. Interest of 26.99% is charged on balances carried into the next billing cycle. The Company's balance due of $8,624 at December 31, 2006 consists of charges subject to interest.

Interest expense was $2,054 and $0 for the years ended December 31, 2006 and 2005.

4. Capital Lease Obligation

The Company leases computers under a capital leases expiring at various dates through May 2009. The future minimum lease payments, as of December 31, 2006, are as follows:

Year ending December 31,:	
2007	$ 9,009
2008	7,118
2009	2,432
Total minimum lease payments	18,559
Less amounts representing interest	(3,456)
Present value of future minimum lease payments	$15,103

Interest expense on capital leases was $3,628 and $3,206 for the years ended December 31, 2006 and 2005.

5. Lease Commitments

Rutberg leases office space in San Francisco, California where the lease began in November 2005 and ends in December 2008. Rent expense was $100,032 and $131,187 for the years ended December 31, 2006 and 2005:

At December 31, 2006, total future minimum lease payments are as follows:

Year ending December 31:	
2007	$103,572
2008	107,940
Total minimum lease obligation	$211,512

6. Loan From Member

The Company's managing member, loaned the Company $100,000 in July 2004. The demand note carries an interest rate of 10% per annum, payable monthly. The demand note was repaid in September 2006. Interest expense was $7,500 and $10,000 for the years ended December 31, 2006 and 2005.

7. Members' Capital

The ownership of the Company is comprised of four member classes. Class A and Class C units may be issued solely for cash or other property. Class B units are issued solely as a future profits interest in exchange for past or future services to the Company. Class D units are option units issued subject to the Company's option plan. The maximum number of units in aggregate that may be issued is 100,000,000.

Class A and Class C units have a priority profits return.

The Class B units vest over a period of time, generally four or five years. At December 31, 2006 there were 8,159,544 vested Class B units.

In February 2004, the Company issued 640,000 Class C units with 400,000 warrants attached for $400,000. The warrants entitle the holders to preferential distribution up to the amount of their investment. Payment amounts constitute 20% of revenue for any month the Company's net income exceeds $50,000. Additionally, the warrants are converted to equity shares equal to 85% of the value of the warrant holders' purchase price with increases in the percent convertible based on certain benchmarks. Upon exercise of warrants, the Class C units will be subject to repurchase by the Company at $.001 per unit. At December 31, 2004, the warrants' conversion ratio was 125% of the original investment because of failure to achieve stated benchmarks that resulted in 500,000 warrants outstanding. The final benchmark required the Company to have distributed to the investors 100% of their initial investment by August 2005. This milestone was not met and the conversion rate increased an additional 20% to 145% of the initial investment resulting in 580,000 warrants outstanding at December 31, 2006 and 2005. During the year ended December 31, 2005, $340,000 of the initial investment was distributed and during the year ended December 31, 2004, $60,000 of the initial investment was distributed. A total of $400,000 of preferential distributions have been made, which equals the amount of the original investment.

In June 2005, the Company issued 62,176 Class C units to its managing member for $38,860.

In February 2006, the Company issued 9,000 Class C units for $19,980 to new investors.

Under the provisions of the 2001 Option Plans, options for the purchase of Class D units have been granted. The options are exercisable 1/4 one year after grant date and 1/36 each month thereafter. The options expire on April 17, 2011.

A summary of all stock option transactions is as follows:

	Reserved	Available For Grant	Options Outstanding	Weighted - Average Exercise Price Share
Balance, January 1, 2005	284,450	2,215,550	284,450	$0.26
Granted	---	---	---	---
Exercised	---	---	---	---
Forfeited	---	---	---	---
Balance, December 31, 2005	284,450	2,215,550	284,450	0.26
Granted	---	---	---	---
Exercised	---	---	---	---
Forfeited	---	---	---	---
Balance, December 31, 2006	284,450	2,215,550	284,450	$0.26

Options exercisable at December 31, 2006 and 2005 totaled 250,838 and 201,206. The weighted-average exercise price for options that are exercisable at December 31, 2006 and 2005 was $0.23 and $0.19.

A summary of options outstanding at December 31, 2006 is as follows:

Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Shares Exercisable
$.05	150,000	4.33	150,000
$.50	134,450	4.33	100,838
	284,450	4.33	250,838

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $35,264 and $208,068. Net capital as of December 31, 2006 is $19,281 less than its required net capital. Net capital at December 31, 2005 is $194,191 in excess of its required net capital. At December 31, 2006, the Company's ratio of aggregated indebtedness to net capital was 23.20 to 1 which exceeds the allowable amount of 15 to 1. At December 31, the Company's ratio of aggregated indebtedness to net capital was 1.00 to 1 which does not exceed the allowable amount of 15 to 1.

Supplementary Information


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


POLARIS
INTERNATIONAL

Report of Independent Auditors on Supplementary Information

To the Members:

We have audited the accompanying consolidated financial statements of Rutberg & Company, LLC and Subsidiary as of and for the year ended December 31, 2006, and have issued our report thereon dated February 16, 2007. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic consolidated financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 16, 2007

101 Second Street, Suite 1200, San Francisco, CA 94105 Tel (415) 433 - 1177 Fax (415) 433 - 1653
2483 East Bayshore Road, Suite 202, Palo Alto, CA 94303 Tel (650) 842 - 8496 Fax (415) 433 - 1653
Website: www.rowbotham.com E-mail - consulting@rowbotham.com

Member of the AICPA and PCAOB

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net Capital

Total members' equity from consolidated statement of financial condition	$179,390
Deduct members' equity not allowed for net capital	---
Total members' equity qualified for net capital	179,390
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	179,390
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(130,596)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircuts on securities position	48,794
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other	(13,530)
Net capital	$ 35,264
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$54,545
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$54,545
Excess net capital	$(19,281)
Excess capital at 1000%	$(46,553)

Aggregate Indebtedness

Total liabilities from consolidated statement of financial condition	$818,172
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$818,172
Ratio: Aggregated indebtedness to net capital	23.20 to 1

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The Company is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2006.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2006

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the consolidated financial statements:

Net capital as reported by the Company in Part IIA	$ 698,164
Differences:	
Audit adjustments to correct cash	(496,185)
Audit adjustment to record depreciation expense	(27,634)
Audit adjustment to record provision for income taxes	(12,590)
Audit adjustment to correct other assets	15,474
Audit adjustment to correct capital leases	1,462
Audit adjustment to correct fixed assets	699
Net capital as reported in the financial statements	$ 179,390


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Internal Control

To the Members:

In planning and performing our audit of the consolidated financial statements and supplementary schedules of Rutberg & Company, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal controls that we considered to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of Rutberg & Company, LLC and Subsidiary as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 16, 2007.

> We noted material adjustments at year ended that cause us to believe that the Company is in need of a controller to be responsible for all the day-to-day accounting, including reviewing of account reconciliations, supervising accounting clerical personnel, and preparing monthly financial statements that are not materially misstated.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 16, 2007

END